

July 30, 2012

Via-Email
Mr. W. Swope Montgomery, Jr.
Chief Executive Officer
BNC Bancorp
1226 Eastchester Drive
High Point, NC 27265

> **Re: BNC Bancorp**
> **Registration Statement on Form S-3**
> **Filed July 26, 2012**
> **File No. 333-182848**

Dear Mr. Montgomery:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Selling Securityholders, page 15

1.   Please clarify whether any of the selling securityholders is a broker-dealer or an affiliate of a broker-dealer. For selling shareholders that are affiliates of broker-dealers, please disclose whether the sellers purchased the shares in the ordinary course of business and whether, at the time of the purchase of the securities to be resold, the sellers had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

2.   Please revise your filing to disclose that the selling securityholders may be deemed to be underwriters.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

If you have questions or comments please contact Michael F. Johnson, Attorney-Advisor, at (202) 551-3477. If you require further assistance, you may contact me at (202) 551-3698.

Sincerely,

/s/Mark Webb

Mark Webb
Legal Branch Chief